Nintendo®

October 3, 2006

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

FASF MEMBERSHIP

Notice of Year-end Dividend Forecast Modification

Nintendo Co., Ltd. (the "Company") hereby modifies its year-end dividend forecast for the fiscal year ending March 31, 2007 (April 1, 2006 - March 31, 2007) based on "Notice of Financial Forecast Modifications" announced on October 3, 2006 as follows.

1.Reason for modification

It is the Company's basic profit distribution policy to determine the level of direct profit returns to our shareholders by evaluating profit levels in each fiscal period. For the fiscal year ending March 31, 2007, the annual dividend per share will be established at the higher of the amount calculated by dividing 33% of consolidated operating income by the total number of outstanding shares, excluding treasury stock, as of March 31, 2007 rounded up to the 10 yen digit, or the amount calculated based on the 50% consolidated net income standard rounded up to the 10 yen digit. Although no maximum level is established, the annual minimum dividend per share is being kept at 140 yen.

Based on this policy, if actual financial results are in line with our modified forecasts, the 50% consolidated net income standard rounded up to the 10 yen digit will be adopted. As a result, the annual dividend per share and year-end dividend per share are expected to be 400 yen and 330 yen, respectively.

Although financial results for the fiscal year ending March 31, 2007 are yet to be finalized, this modification has been made to provide a more accurate dividend forecast.

2.Year-end dividend forecast modification for the fiscal year ending March 31, 2007 (April 1, 2006 - March 31, 2007)

yen

	Dividend per share		
	Interim	Year-end	Annual
Previous forecast announced on July 24, 2006	70	260	330
Modified forecast	70	330	400
Year ended March 31, 2006	70	320	390

※Note

Forecasts announced by the Company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties. Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts.

Nintendo®

RECEIVED

2006 OCT 16 A 11:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 3, 2006

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

FASF MEMBERSHIP

Notice of Financial Forecast Modifications

Based on recent business performance, Nintendo Co., Ltd. (the "Company") hereby modifies its financial forecast for the fiscal year ending March 31, 2007 (April 1, 2006 - March 31, 2007) as set forth in the "Consolidated Financial Highlights" dated July 24, 2006 as follows.

1.Consolidated financial forecast modification

(1) Forecast of consolidated results for the six months ended September 30, 2006 (April 1, 2006 - September 30, 2006)

million yen, %

	Net sales	Income before income taxes and extraordinary items	Net income
Previous forecast (A) announced on July 24, 2006	250,000	50,000	27,000
Modified forecast (B)	290,000	90,000	50,000
Net increase/decrease (B-A)	40,000	40,000	23,000
Net increase/decrease percentage	16.0	80.0	85.2
Six months ended September 30, 2005	176,364	56,824	36,625

(2)Forecast of consolidated results for the year ending March 31, 2007 (April 1, 2006 - March 31, 2007)

million yen, %

	Net sales	Income before income taxes and extraordinary items	Net income
Previous forecast (A) announced on July 24, 2006	640,000	145,000	83,000
Modified forecast (B)	740,000	170,000	100,000
Net increase/decrease (B-A)	100,000	25,000	17,000
Net increase/decrease percentage	15.6	17.2	20.5
Year ended March 31, 2006	509,249	160,759	98,378

Estimated annual earnings per share: 781.80 yen

2.Non-consolidated financial forecast modification

(1) Forecast of non-consolidated results for the six months ended September 30, 2006 (April 1, 2006 - September 30, 2006)

million yen, %

	Net sales	Income before income taxes and extraordinary items	Net income
Previous forecast (A) announced on July 24, 2006	220,000	45,000	10,000
Modified forecast (B)	280,000	85,000	35,000
Net increase/decrease (B-A)	60,000	40,000	25,000
Net increase/decrease percentage	27.3	88.9	250.0
Six months ended September 30, 2005	179,919	61,651	39,607

(2)Forecast of non-consolidated results for the year ending March 31, 2007 (April 1, 2006 - March 31, 2007)

million yen, %

	Net sales	Income before income taxes and extraordinary items	Net income
Previous forecast (A) announced on July 24, 2006	530,000	115,000	52,000
Modified forecast (B)	620,000	130,000	60,000
Net increase/decrease (B-A)	90,000	15,000	8,000
Net increase/decrease percentage	17.0	13.0	15.4
Year ended March 31, 2006	411,770	149,439	91,585

Estimated annual earnings per share: 469.08 yen

3.Reason for modification

Net sales, income before income taxes and extraordinary items, and net income for the first half of the fiscal year are expected to increase on both consolidated and non-consolidated bases, due to favorable sales of "Nintendo DS" (a handheld gaming device) hardware and software, and foreign exchange gain resulting from lower than anticipated Japanese yen rates. Exchange rates per U.S. dollar and euro against yen as of the end of September 2006 were 117.90 yen and 149.77 yen, respectively.

Given this situation and the fact that the sales price and product configurations for "Wii" (a new home entertainment console to be launched in the second half of the fiscal year) have been determined, financial forecast for the fiscal year is also modified on both consolidated and non-consolidated bases. Net sales, income before income taxes and extraordinary items, and net income are expected to increase as described above. Estimated exchange rates for the second half of the fiscal year are 115 yen per U.S. dollar and 143 yen per euro.

※Note with respect to financial forecast

Forecasts announced by the Company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties. Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts.

In addition, the number of outstanding shares used for calculating "Estimated annual earnings per share" is the estimated average number of outstanding shares for the fiscal year.